UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

JAGUAR HEALTH, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title Class of Securities)

47010C300

(CUSIP Number)

Samuel Robinson

Sagard Capital Partners, L.P.

280 Park Avenue, 3rd Floor West

New York, NY 10017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners, L.P. I.R.S. Identification No. of Above Person (Entities Only): 20-3332164

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares*

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares*

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 48.9% **

14	Type of Reporting Person: PN

* Consists of 5,524,926 shares of Series A Convertible Participating Preferred Stock, par value $0.0001 per share, each of which is convertible into voting common stock of the Issuer (as defined herein) at the rate of approximately one share of Series A Convertible Participating Preferred Stock for 6.0 shares of voting common stock of the Issuer.

** Assumes the conversion of shares of Series A Convertible Participating Preferred Stock into voting common stock of the Issuer and is based on 67,775,210 shares of voting common stock of the Issuer outstanding on March 14, 2019, calculated on an as-converted basis, based on information provided by the Issuer.

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners GP, Inc. I.R.S. Identification No. of Above Person (Entities Only): 20-3331555

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 48.9%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page.

CUSIP No. 47010C300

1	Name of Reporting Person: Sagard Capital Partners Management Corp. I.R.S. Identification No. of Above Person (Entities Only): 20-2402055

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 33,149,556 Shares *

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 33,149,556 Shares *

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,149,556 Shares *

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11): 48.9%**

14	Type of Reporting Person: CO

* See footnote on first page.

** See footnote on first page

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”), filed on behalf of Sagard Capital Partners, L.P., a Delaware limited partnership (“Sagard”), Sagard Capital Partners GP, Inc., a Delaware corporation (“GP”), and Sagard Capital Partners Management Corp., a Delaware corporation (“Manager,” and together with Sagard and GP, the “Reporting Persons”), amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 2, 2018 (the “Schedule 13D”), as amended on June 18, 2018 by that certain Amendment No. 1 (“Amendment No. 1”) and on October 4, 2018 by that certain Amendment No. 2 (“Amendment No. 2”), relating to the voting common stock, $0.0001 par value per share (the “Voting Common Stock”), of Jaguar Health, Inc., a Delaware corporation (the “Issuer”).

All capitalized terms used herein, unless otherwise defined herein, shall have the meanings set forth in the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2.

Item 4.

Item 4 is hereby amended to include the following:

On March 13, 2019, Sagard entered into a Consent and Waiver with the Issuer (the “Consent”), pursuant to which the Issuer agreed to file an amendment to the Certificate of Designation (the “COD Amendment”) to lower the per share conversion price of the Preferred Stock from $2.775 to $0.2775 (the “New Series A Conversion Price”).   The Issuer’s board of directors and Sagard, as the requisite holder of Series A Preferred Stock, have approved the COD Amendment, the Issuer filed the COD Amendment with the Secretary of State of the State of Delaware on March 14, 2019, and the COD Amendment is now effective.  The terms and conditions of the COD Amendment are also described in the Issuer’s Form 8-K regarding the COD Amendment, as filed with the SEC on March 15, 2019 (the “COD 8-K”).

The COD Amendment:

i.                  implements the New Series A Conversion Price, which results in an increased as-converted percentage beneficial ownership for the Reporting Persons reflected in this Amendment No. 3;

ii.               limits the rights of the holders of Preferred Stock to vote with the Voting Common Stock on an-as-converted basis, only if and to the extent required by Nasdaq Rule 5640;

iii.            with respect to the existing mandatory redemption rights of the Preferred Stock, modifies the minimum VWAP price of the Voting Common Stock which allows the holders of Preferred Stock to exercise such redemption rights, such that the VWAP of the Voting Common Stock must be less than $1.50 (not $15.00, as previously was the case) in order for the holders of Preferred Stock to exercise redemption rights; and

iv.           with respect to the Issuer’s call rights over the Preferred Stock, modifies the minimum VWAP price of the Voting Common Stock which allows the Issuer to exercise such redemption rights, such that the VWAP of the Voting Common Stock need only be in excess of $1.50 (not $15.00) in order for the Issuer to exercise call rights over Preferred Stock.

In the Consent, conditioned upon, and in consideration of, the COD Amendment, Sagard consented to the Issuer obtaining certain financing in the future (the “Financing”). The Reporting Persons expect that the terms and conditions of any such Financing would be described in the Issuer’s Form 8-K regarding the Financing, to be filed with the SEC if and when the Financing is consummated (a “Financing 8-K”).  Pursuant to the Consent, Sagard also waived a portion of its preemptive rights related thereto. If the Issuer effects such a Financing, and if Sagard elects to participate in any such  Financing, Sagard would be issued securities in accordance with the terms of the Financing.  Sagard has indicated to the Issuer that it currently expects to exercise such preemptive right, subject to, among other conditions, the Issuer raising a requisite amount of Financing and certain shareholder and board approvals.

Finally, the Consent contains various further assurances commitments of the Issuer related to the COD Amendment, including the duty to use best efforts to obtain listing with Nasdaq of the additional shares of Voting Common Stock which are issuable upon conversion of the Preferred Stock.

The above summary of the COD Amendment is qualified in its entirety by reference to the full text of the COD Amendment, which is incorporated by reference herein as an Exhibit hereto, and to the COD 8-K.

Item 5.

Item 5 is hereby amended and restated in its entirety as follows:

(a)               The Reporting Persons beneficially own in the aggregate 33,149,556 shares of Voting Common Stock issuable upon the conversion of 5,524,926 shares of Preferred Stock directly held by Sagard. None of the other Reporting Persons directly holds any of the securities or shares of Preferred Stock or shares of Common Stock disclosed in this Statement.

Based on information provided by the Issuer, there are 34,625,654 shares of Voting Common Stock outstanding as of March 14, 2019. The Reporting Persons beneficially own 5,524,926 shares of Preferred Stock, which are currently convertible into an aggregate of 33,149,556 Shares pursuant to the terms of the Certificate of Designation, as amended. As a result, on an as-converted basis, each Reporting Person may be deemed to beneficially own 48.9% of the outstanding shares of Voting Common Stock (on an as-converted basis).

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”) this filing reflects the securities beneficially owned by Power Corporation of Canada (“PCC”) and certain of its subsidiaries, including Sagard. The filing does not reflect securities beneficially owned, if any, by any subsidiaries of PCC whose ownership of securities is disaggregated from that of PCC in accordance with the Release.

The beneficial ownership of shares of Voting Common Stock (on an as-converted basis) reflected in the remainder of this Item 5, and in the cover pages, reflect beneficial ownership as of March 14, 2019.

(b)               Sole power to vote or direct the vote:  0

Shared power to vote or direct the vote: 33,149,556 shares of Voting Common Stock; except that, as disclosed above, the COD Amendment limits the rights of the holders of Preferred Stock to vote with the Voting Common Stock on an-as-converted basis, only if and to the extent required by Nasdaq Rule 5640.

Sole power to dispose or to direct the disposition:  0

Shared power to dispose or direct the disposition: 33,149,556 shares of Voting Common Stock

The power to vote or direct the vote or to dispose or direct the disposition of the shares of Preferred Stock and/or shares of Voting Common Stock issuable upon conversion thereof reported herein is shared among the Reporting Persons.

(c)                Other than as described in this Schedule 13D, no Reporting Person has effected any transaction in the Common Stock during the past 60 days.

(d)               Not applicable.

(e)  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended as follows:

See Item 4, as amended by this Amendment 3, for a description of the Consent and COD Amendment.  The COD Amendment is an Exhibit hereto and is incorporated herein by reference.

Item 7.                                 Material to Be Filed as Exhibits.

Exhibits A-C are hereby amended and restated as set forth in the attached exhibits.

Exhibit A	Persons Who may be Deemed to Control the Reporting Persons

Exhibit B	Executive Officers and Directors of Sagard Capital Partners GP, Inc. and Sagard Capital Partners Management Corp.

Exhibit C	Executive Officers and Directors of Power Corporation of Canada, Sagard Holdings ULC, and the Trustees of the Trust

Exhibit H is hereby added to the Schedule 13D as set forth in the following exhibits.

Exhibit H	COD Amendment (incorporated by reference to Exhibit 3.1 to the COD 8-K)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 15 , 2019	SAGARD CAPITAL PARTNERS, L.P.

		By:	Sagard Capital Partners GP, Inc., its general partner

		By:	/s/ Samuel Robinson
			Name:	Samuel Robinson
			Title:	President

SAGARD CAPITAL PARTNERS GP, INC.

		By:	/s/ Samuel Robinson
			Name:	Samuel Robinson
			Title:	President

SAGARD CAPITAL PARTNERS MANAGEMENT CORP.

		By:	/s/ Samuel Robinson
			Name:	Samuel Robinson
			Title:	President

EXHIBIT A

Persons who may be Deemed to Control the Reporting Persons

Set forth below is the (i) name, (ii) principal business address and (iii) place of organization of each person who may be deemed, for purposes of this Statement, to control the Reporting Persons.

(i)	4190297 Canada Inc.
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Sagard Holdings ULC
(ii)	Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada V7X IL3
(iii)	British Columbia

(i)	Power Corporation of Canada
(ii)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(iii)	Canada

(i)	Pansolo Holding Inc.
(ii)	961 Churchill Avenue, Sudbury, Ontario, Canada P3A 4A3
(iii)	Canada

EXHIBIT B

Executive Officers and Directors of Sagard Capital Partners GP, Inc.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners GP, Inc.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Capital Partners Management Corp.

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Capital Partners Management Corp.

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

EXHIBIT C

Executive Officers and Directors of Power Corporation of Canada

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Power Corporation of Canada.

(i)	Pierre Beaudoin
(ii)	Director
(iii)	Canada
(iv)	Chairman of the Board, Bombardier Inc.
(v)	800 René-Lévesque Blvd. West, 29th Floor, Montréal (Québec), Canada H3B 1Y8
(vi)	None
(vii)	None

(i)	Marcel R. Coutu
(ii)	Director
(iii)	Canada
(iv)	Director, Brookfield Asset Management, Inc.
(v)	225 6th Avenue S.W., Suite 1210, Calgary (Alberta), Canada T2P 1C9
(vi)	None
(vii)	None

(i)	Christian Noyer
(ii)	Director
(iii)	France
(iv)	Honorary Governor, Banque de France
(v)	9, rue de Valois, 2nd floor, 75001 Paris, France
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Paul Desmarais, Jr.
(ii)	Director and Executive Officer
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Anthony R. Graham
(ii)	Director
(iii)	Canada
(iv)	Vice-Chairman, Wittington Investments, Limited
(v)	22 St. Clair Avenue East, Suite 2001, Toronto (Ontario), Canada M4T 2S7

(vi)	None
(vii)	None

(i)	Isabelle Marcoux
(ii)	Director
(iii)	Canada
(iv)	Chair of the Board, Transcontinental Inc.
(v)	1 Place Ville-Marie, Suite 3240, Montréal (Québec), Canada H3B 0G1
(vi)	None
(vii)	None

(i)	R. Jeffrey Orr
(ii)	Director
(iii)	Canada
(iv)	President and Chief Executive Officer, Power Financial Corporation
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	J. David A. Jackson
(ii)	Director
(iii)	Canada
(iv)	Partner Emeritus and Senior Counsel, Blake, Cassels & Graydon LLP
(v)	199 Bay Street, Suite 4000, Commerce Court W., Toronto (Ontario), Canada M5L 1A9
(vi)	None
(vii)	None

(i)	T. Timothy Ryan, Jr.
(ii)	Director
(iii)	United States of America
(iv)	Company Director
(v)	10295 Collins Avenue, Unit 404, Bal Harbour, FL, USA 33154
(vi)	None
(vii)	None

(i)	Emőke J.E. Szathmáry
(ii)	Director
(iii)	Canada
(iv)	President Emeritus, University of Manitoba
(v)	70 Dysart Road, Room 112, Winnipeg (Manitoba), Canada R3T 2M6
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Executive Officer

(iii)	Canada
(iv)	Executive Vice-President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Claude Genéréux
(ii)	Executive Officer
(iii)	Canada
(iv)	Executive Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Stéphane Lemay
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, General Counsel and Secretary, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Luc Reny
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Gary A. Doer
(ii)	Director
(iii)	Canada
(iv)	Company Director
(v)	1 Lombard Place, suite 2600, Winnipeg (Manitoba), Canada R3B OX5
(vi)	None
(vii)	None

(i)	Paul Desmarais, III
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Olivier Desmarais
(ii)	Executive Officer
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Executive Officer
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

Executive Officers and Directors of Sagard Holdings ULC

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the executive officers and directors of Sagard Holdings ULC.

(i)	Paul Desmarais, III
(ii)	Director and Executive Officer (Executive Chairman)
(iii)	Canada
(iv)	Senior Vice-President, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Denis Le Vasseur
(ii)	Director
(iii)	Canada
(iv)	Vice-President and Controller, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Samuel Robinson
(ii)	Director and Executive Officer (President)
(iii)	United States and United Kingdom
(iv)	Managing Director, Sagard Capital Partners, L.P.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Sacha Haque
(ii)	Executive Officer (General Counsel, Chief Compliance Officer and Secretary)
(iii)	Canada
(iv)	General Counsel, Chief Compliance Officer and Secretary, Sagard Holdings ULC
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Adam Vigna
(ii)	Executive Officer (Chief Investment Officer)
(iii)	Canada
(iv)	Vice-President, Power Corporation of Canada
(v)	161 Bay Street, Suite 500, Toronto (Ontario), Canada M5J 2S1
(vi)	None
(vii)	None

(i)	Stephan Klee
(ii)	Executive Officer (Chief Financial Officer, Treasurer and Controller)
(iii)	United States
(iv)	Chief Financial Officer, Sagard Capital Partners Management Corp.
(v)	280 Park Avenue, 3rd Floor West, New York, NY 10017
(vi)	None
(vii)	None

(i)	Colin Hall
(ii)	Director
(iii)	United States
(iv)	Head of Investments, Groupe Bruxelles Lambert
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Gregory D. Tretiak
(ii)	Director
(iii)	Canada
(iv)	Executive Vice President and Chief Financial Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montreal (Quebec), Canada, H24 253
(vi)	None
(vii)	None

(i)	Amaury de Seze
(ii)	Director
(iii)	France
(iv)	Vice Chairman, Power Financial Corporation
(v)	24 Avenue Marnix, 1000 Brussels, Belgium
(vi)	None
(vii)	None

(i)	Brian Walsh
(ii)	Director
(iii)	United States and Canada
(iv)	Head Principal and Chief Strategist, Titan Advisors LLC
(v)	750 Washington, Blvd, 10th Floor, Stamford, CT, 06901
(vi)	None
(vii)	None

Trustees of The Desmarais Family Residuary Trust

Set forth below is the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, and (vi) ownership of Shares (if any) and (vii) transactions in Shares during the past 60 days (if any) of each of the trustees of The Desmarais Family Residuary Trust, other than Sophie Desmarais.

(i)	Paul Desmarais, Jr.
(ii)	Trustee
(iii)	Canada
(iv)	Chairman and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	André Desmarais
(ii)	Trustee
(iii)	Canada
(iv)	Deputy Chairman, President and Co-Chief Executive Officer, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Michel Plessis-Bélair
(ii)	Trustee
(iii)	Canada
(iv)	Vice-Chairman, Power Corporation of Canada
(v)	751 Victoria Square, Montréal (Québec), Canada H2Y 2J3
(vi)	None
(vii)	None

(i)	Guy Fortin
(ii)	Trustee
(iii)	Canada
(iv)	Attorney
(v)	759 Square Victoria, Montréal (Québec), Canada H2Y 2J7
(vi)	None
(vii)	None